The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated July 28, 2022

PROSPECTUS Dated November 16, 2020	Pricing Supplement No. 5,893 to
PROSPECTUS SUPPLEMENT	Registration Statement Nos. 333-250103; 333-250103-01
Dated November 16, 2020	Dated July , 2022
Rule 424(b)(2)

$

Morgan Stanley Finance LLC

GLOBAL MEDIUM-TERM NOTES, SERIES A
Senior Notes

PLUS due February 1, 2024

Based on the Performance of the Class B Common Stock of Paramount Global (the “PLUS”)

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

The PLUS are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. Instead, at maturity, you will receive for each $1,000 stated principal amount of PLUS that you hold an amount in cash based upon the performance of the class B common stock of Paramount Global, which we refer to as Paramount Stock or the underlying shares. At maturity, if Paramount Stock has appreciated in value, you will receive the stated principal amount of your investment plus leveraged upside performance of Paramount Stock, subject to the maximum payment at maturity. However, if Paramount Stock has depreciated, you will be negatively exposed to the full amount of the percentage decline in Paramount Stock and will lose 1% of the stated principal amount for every 1% of decline, without any buffer. Under these circumstances, the payment at maturity will be less than the stated principal amount and could be zero. Accordingly, you may lose your entire investment. The PLUS are for investors who seek a common stock-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the upside leverage feature that applies to a limited range of performance of Paramount Stock. The PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

•	The stated principal amount and issue price of each PLUS is $1,000.

•	We will not pay interest on the PLUS.

•	At maturity, you will receive for each $1,000 stated principal amount of PLUS that you hold:

º	If the final share price is greater than the initial share price: $1,000 + leveraged upside payment, subject to the maximum payment at maturity of at least $1,710 per PLUS (at least 171.00% of the stated principal amount, to be determined on the pricing date);

º	If the final share price is less than or equal to the initial share price: $1,000 × share performance factor.

Under these circumstances, the payment at maturity will represent a loss of 1% of the stated principal amount for every 1% of decline in Paramount Stock.

•	The leveraged upside payment will equal $1,000 × leverage factor × share percent change. The leverage factor is 175%.

•	The share percent change will be equal to (i) the final share price minus the initial share price, divided by (ii) the initial share price.

•	The share performance factor will be equal to (i) the final share price divided by (ii) the initial share price.

•	The initial share price will equal the closing price of one share of Paramount Stock on July 29, 2022, the day we price the PLUS for initial sale to the public, which we refer to as the pricing date.

•	The final share price will equal the closing price of one share of Paramount Stock times the adjustment factor, each as of January 29, 2024, which we refer to as the valuation date. The adjustment factor will be initially set at 1.0 and is subject to change upon certain corporate events affecting Paramount Stock.

•	Investing in the PLUS is not equivalent to investing in Paramount Stock.

•	The PLUS will not be listed on any securities exchange.

•	The estimated value of the PLUS on the pricing date is approximately $950.10 per PLUS, or within $25.00 of that estimate. See “Summary of Pricing Supplement” beginning on PS-2.

•	The CUSIP number for the PLUS is 61774DV53 and the ISIN for the PLUS is US61774DV535.

You should read the more detailed description of the PLUS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement,” “Terms” and “Additional Information about the PLUS.”

The PLUS are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000 PER PLUS

	Price to public	Agent’s commissions(1)	Proceeds to us(2)
Per PLUS	$1,000.00	$	$
Total	$	$	$
(1)	Selected dealers and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $ for each PLUS they sell. See “”Additional Information About the PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Additional Information About the PLUS—Use of Proceeds and Hedging” on page PS-31.

The agent for this offering, Morgan Stanley & Co. LLC, is our affiliate. See “Additional Information About the PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

The PLUS are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

MORGAN STANLEY

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the PLUS due February 1, 2024 Based on the Performance of the Class B Common Stock of Paramount Global, which we refer to as the PLUS, we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The PLUS offered are medium-term debt securities issued by MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The return on the PLUS at maturity is based on the performance of the class B common stock of Paramount Global, which we refer to Paramount Stock. The PLUS are for investors who seek a return based on the value of Paramount Stock and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the upside leverage feature that applies to a limited range of performance of Paramount Stock. The PLUS do not guarantee the return of any principal at maturity, and all payments on the PLUS are subject to our credit risk.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

Each PLUS costs $1,000	We are offering PLUS due February 1, 2024, Based on the Performance of the Class B Common Stock of Paramount Global (the “PLUS”). The stated principal amount and issue price of each PLUS is $1,000.

The original issue price of each PLUS includes costs associated with issuing, selling, structuring and hedging the PLUS, which are borne by you, and, consequently, the estimated value of the PLUS on the pricing date will be less than $1,000. We estimate that the value of each PLUS on the pricing date will be approximately $950.10, or within $25.00 of that estimate. Our estimate of the value of the PLUS as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the PLUS on the pricing date, we take into account that the PLUS comprise both a debt component and a performance-based component linked to Paramount Stock. The estimated value of the PLUS is determined using our own pricing and valuation models, market inputs and assumptions relating to Paramount Stock, instruments based on Paramount Stock, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the PLUS?

In determining the economic terms of the PLUS, including the leverage factor and the maximum payment at maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the PLUS would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the PLUS?

The price at which MS & Co. purchases the PLUS in the secondary market, absent changes in market conditions, including those related to Paramount Stock, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the PLUS are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the PLUS in the secondary market, absent changes in market conditions, including those related to Paramount Stock, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the PLUS, and, if it once chooses to make a market, may cease doing so at any time.

The PLUS do not guarantee the return of any of the principal; no interest	Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final share price is less than the initial share price, we will pay to you an amount in cash per PLUS that is less than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decrease in the share price of Paramount Stock. Under these circumstances, the payment at maturity will be less than $1,000.00 per stated principal amount and, as there is no minimum payment at maturity on the PLUS, you could lose your entire investment.

Your return on the PLUS is limited by the maximum payment at maturity	The return investors realize on the PLUS is limited by the maximum payment at maturity of at least $1,710 per PLUS (at least 171.00% of the stated principal amount, to be determined on the pricing date). Therefore, although the leverage factor provides 175% exposure to any increase in the final share price over the initial share price, any increase in the final share price over the initial share price by more than at least approximately 40.571% of the initial share price will not further increase the return on the PLUS. See “Hypothetical Payouts on the PLUS at Maturity” on PS-7.

Payment at maturity

At maturity, you will receive for each $1,000 stated principal amount of PLUS that you hold an amount in cash based upon the final share price, determined as follows:

•      If the final share price is greater than the initial share price, you will receive for each $1,000 stated principal amount of PLUS that you hold a payment at maturity equal to:

$1,000 + leveraged upside payment,

subject to the maximum payment at maturity of at least $1,710 per PLUS (at least 171.00% of the stated principal amount, to be determined on the pricing date).

where,

leverage upside payment = $1,000 × leverage factor × share percent change leverage factor = 175%

share percent change	=	final share price − initial share price
initial share price

final share price = the closing price of one share of Paramount Stock times the adjustment factor, each as of the valuation date,

initial share price = the closing price of one share of Paramount Stock on the pricing date

and

adjustment factor = 1.0, subject to change upon certain corporate events affecting Paramount Stock.

• If the final share price is less than or equal to the initial share price, you will receive for each $1,000 stated principal amount of PLUS that you hold a payment at maturity equal to:

$1,000 × share performance factor

where,

share performance factor	=	final share price
initial share price

You will lose 1% of your investment for every 1% decline in Paramount Stock over the term of the PLUS.

On PS-7, we have provided a graph titled “Hypothetical Payouts on the PLUS at Maturity,” which illustrates the performance of the PLUS at maturity assuming a range of hypothetical percentage changes in the final share price from the initial share price. The graph does not show every situation that may occur.

You can review the historical prices of Paramount Stock for the period from December 5, 2019 through July 27, 2022 in the section of this pricing supplement entitled “Additional Information About the PLUS—Historical Information.” You cannot predict the future performance of Paramount Stock based on its historical performance.

The PLUS may come to be based on the closing prices of the common stocks of companies other than Paramount Global	Following certain corporate events relating to Paramount Stock, such as a stock-for-stock merger where Paramount Global, which we refer to as Paramount, is not the surviving entity, you will receive at maturity an amount based on the closing price of the common stock of a successor corporation to Paramount. Following certain other corporate events relating to Paramount Stock, such as a merger event where holders of Paramount Stock would receive all or a substantial portion of their consideration in cash or a significant cash dividend or distribution of property with respect to Paramount Stock, you will receive at maturity an amount based on the closing prices of the common stocks of three companies in the same industry group as Paramount in lieu of, or in addition to, Paramount Stock. In the event of such a corporate event, the equity-linked nature of the PLUS would be significantly altered. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting those other reference stocks in the section of this pricing supplement called “Terms—Antidilution Adjustments.” You should read this section in order to understand these and other adjustments that may be made to your PLUS.

The adjustment factor may be changed	During the term of the PLUS, our affiliate, Morgan Stanley & Co. LLC or its successors, which we refer to as MS & Co., acting as calculation agent, may make changes to the adjustment factor, initially set at 1.0, to reflect the occurrence of certain corporate events relating to Paramount Stock. You should read about these adjustments in the sections of this pricing supplement called “Risk Factors—The antidilution adjustments the calculation agent is required to make do not cover every event that could affect Paramount Stock,” “Terms—Adjustment Factor” and “—Antidilution Adjustments.”

You have no shareholder rights	Investing in the PLUS is not equivalent to investing in Paramount Stock. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to Paramount Stock. In addition, you do not have the right to exchange your PLUS for Paramount Stock at any time.

Postponement of maturity date	If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the valuation date as postponed.

You may revoke your offer to purchase the PLUS prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the PLUS. You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the PLUS prior to their issuance. In the event of any material changes to the terms of the PLUS, we will notify you.

Morgan Stanley & Co. LLC will be the calculation agent	We have appointed our affiliate, Morgan Stanley & Co. LLC, which we refer to as MS & Co., to act as calculation agent for The Bank of New York Mellon, a New York banking corporation, the trustee for our senior notes. As calculation agent, MS & Co. will determine the initial share price, the final share price, the share percent change or the share performance factor, what, if any, adjustments should be made to the adjustment factor to reflect certain corporate and other events affecting Paramount Stock, and whether a market disruption event has occurred, and will calculate the amount of cash, if any, you will receive at maturity.

Morgan Stanley & Co. LLC will be the agent; conflicts of interest	The agent for the offering of PLUS, MS & Co., a wholly owned subsidiary of Morgan Stanley and an affiliate of MSFL, will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer. See “Additional Information About the PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” on PS-32.

No affiliation with Paramount	Paramount is not an affiliate of ours and is not involved with this offering in any way. The obligations represented by the PLUS are obligations of ours and not of Paramount.

Where you can find more information on the PLUS	The PLUS are senior unsecured notes issued as part of our Series A medium-term note program. You can find a general description of our Series A medium-term note program in the accompanying prospectus supplement dated November 16, 2020 and prospectus dated November 16, 2020. We describe the basic features of this type of note in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities.”

For a detailed description of the terms of the PLUS, you should read the section of this pricing supplement called “Terms.” You should also read the “Additional Information About the PLUS” section. You should also read about some of the risks involved in investing in PLUS in the section of this pricing supplement called “Risk Factors.” The tax and accounting treatment of investments in equity-linked securities such as the PLUS may differ from that of investments in ordinary debt securities or common stock. See the section of this pricing supplement called “Additional Information About the PLUS—United States Federal Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the PLUS.

HYPOTHETICAL PAYOUTS ON THE PLUS AT MATURITY

For each PLUS, the following graph illustrates the payout on the PLUS at maturity for a range of hypothetical final share prices.

The graph is based on the following terms:

•	Issue Price per PLUS: $1,000

•	Leverage Factor: 175%

•	Hypothetical Maximum Payment at Maturity: $1,710 per PLUS

The PLUS
Paramount Stock
$1,710 Hypothetical Maximum Payment at Maturity
$2,000
$1,800
$1,710
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity on the PLUS
$1,000 Stated Principal Amount
PLUS Zone
40.571%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage Change In the Closing Price of Paramount Stock

HOW THE PLUS WORK

Upside Scenario if Paramount Stock Appreciates. If the final share price is greater than the initial share price, the investor would receive the $1,000 stated principal amount plus 175% of the appreciation of Paramount Stock over the term of the PLUS, subject to the maximum payment at maturity. Under the terms of the PLUS, an investor will realize the hypothetical maximum payment at maturity of $1,710 per PLUS (171.00% of the stated principal amount) at a final share price of approximately 140.571% of the initial share price.

o	If Paramount Stock appreciates 5%, the investor would receive an 8.75% return, or $1,087.50 per PLUS.

o	If Paramount Stock appreciates 80%, the investor would receive only a 71.00% return, or $1,710 per PLUS, due to the maximum payment at maturity.

Par Scenario. If the final share price is equal to the initial share price, the investor would receive the $1,000 stated principal amount.

Downside Scenario. If the final share price is less than the initial share price, the investor would receive an amount less than the $1,000 stated principal amount, based on a 1% loss of principal for each 1% decline in Paramount Stock. Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000.00 per PLUS. There is no minimum payment at maturity on the PLUS.

o	If Paramount Stock depreciates 30%, the investor would lose 30% of the investor’s principal and receive only $700 per PLUS at maturity, or 70% of the stated principal amount.

RISK FACTORS

The PLUS are not secured debt, are riskier than ordinary debt securities, and, unlike ordinary debt securities, the PLUS do not pay interest or guarantee any return of principal at maturity. The return that investors realize on the PLUS is limited by the maximum payment at maturity. Investing in the PLUS is not equivalent to investing in Paramount Stock. This section describes the material risks relating to the PLUS. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus. You should carefully consider whether the PLUS are suited to your particular circumstances before you decide to purchase them.

Risks Relating to an Investment in the PLUS

The PLUS do not pay interest or guarantee the return of any principal at maturity	The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any of the principal amount at maturity. If the final share price is less than the initial share price, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each PLUS, and this decrease will be by an amount proportionate to the full amount of the decline in the closing price of Paramount Stock, without any buffer. There is no minimum payment at maturity on the PLUS, and you could lose your entire investment. See “Hypothetical Payouts on the PLUS at Maturity” on PS–8.

Your appreciation potential is limited	The appreciation potential of the PLUS is limited by the maximum payment at maturity of at least $1,710 per PLUS, or 171.00% of the stated principal amount. The actual maximum payment at maturity will be determined on the pricing date. Although the leverage factor provides 175% exposure to any increase in the final share price over the initial share price, because the payment at maturity will be limited to 171.00% of the stated principal amount for the PLUS (assuming a maximum payment at maturity of $1,710 per PLUS), any increase in the final share price over the initial share price by more than approximately 40.571% of the initial share price will not further increase the return on the PLUS. See “Hypothetical Payouts on the PLUS at Maturity” on PS–8.

The market price of the PLUS may be influenced by many unpredictable factors

Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including:

•      the market price of Paramount Stock at any time;

• the volatility (frequency and magnitude of changes in price) of Paramount Stock;

• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect Paramount Stock or stock markets generally and which may affect Paramount and the price of Paramount Stock;

• interest and yield rates in the market;

• the dividend rate on Paramount Stock, if any;

• the time remaining until the PLUS mature;

• the occurrence of certain events affecting Paramount Stock that may or may not require an adjustment to the adjustment factor; and

• any actual or anticipated changes in our credit ratings or credit spreads.

The price of Paramount Stock may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. Paramount Stock began trading on December 5, 2019 and therefore has limited historical performance. You may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

Some or all of these factors will influence the price that you will receive if you sell your PLUS prior to maturity. For example, you may have to sell your PLUS at a substantial discount from the stated principal amount of $1,000 per PLUS if the closing prices of Paramount Stock at the time of sale is near or below its closing price on the pricing date, or if market interest rates rise. You cannot predict the future performance of Paramount Stock based on its historical performance. There can be no assurance that the final share price will be equal to or greater than the initial share price such that you will not suffer a loss on your initial investment in the PLUS. There is no minimum payment at maturity on the PLUS and you could lose your entire investment. In addition, there can be no assurance that the final share price will not increase beyond at least approximately 140.571% of the initial share price, in which case you will receive only the maximum payment at maturity. Although the leverage factor provides 175% exposure to any increase in the price of Paramount Stock above the initial share price, because the payment at maturity will be limited to 171.00% of the stated principal amount for the PLUS (assuming a maximum payment at maturity of $1,710 per PLUS), any increase in the final share price over the initial share price by more than approximately 40.571% of the initial share price will not further increase the return on the PLUS. The actual maximum payment at maturity will be determined on the pricing date.

The PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS	You are dependent on our ability to pay all amounts due on the PLUS at maturity and therefore you are subject to our credit risk. If we default on our obligations under the PLUS, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the PLUS prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the PLUS.

As a finance subsidiary, MSFL has no independent operations and will have no independent assets	As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

The amount payable on the PLUS is not linked to the price of Paramount Stock at any time other than the valuation date	The final share price will be the closing price of Paramount Stock on the valuation date. Even if the price of Paramount Stock appreciates prior to the valuation date but then drops by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the price of Paramount Stock prior to such drop. Although the actual price of Paramount Stock on the stated maturity date or at other times during the term of the PLUS may be higher than the final share price, the payment at maturity will be based solely on the closing price of Paramount Stock on the valuation date.

Investing in the PLUS is not equivalent to investing in Paramount Stock	Investing in the PLUS is not equivalent to investing in Paramount Stock. As an investor in the PLUS, you will not have voting rights or the right to receive dividends or other distributions or any other rights with respect to Paramount Stock. As a result, any return on the PLUS will not reflect the return you would realize if you actually owned shares of AAPL Stock and received the dividends paid or distributions made on them.

The PLUS may come to be based on the closing prices of the common stocks of companies other than Paramount	Following certain corporate events relating to Paramount Stock, such as a merger event where holders of Paramount Stock would receive all or a substantial portion of their consideration in cash or a significant cash dividend or distribution of property with respect to Paramount Stock, you will receive at maturity an amount based on the closing prices of the common stocks of three companies in the same industry group as Paramount in lieu of, or in addition to, Paramount Stock. Following certain other corporate events, such as a stock-for-stock merger where Paramount is not the surviving entity, you will receive at maturity an amount based on the closing price of the common stock of a successor corporation to Paramount. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting those other reference stocks in the section of this pricing supplement called “Terms—Antidilution Adjustments.” The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the PLUS.

The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the PLUS in the original issue price reduce the economic terms of the PLUS, cause the estimated value of the PLUS to be less than the original issue price and will adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the PLUS in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the PLUS in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the PLUS less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the PLUS are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the PLUS in the secondary market, absent changes in market conditions, including those related to Paramount Stock, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The estimated value of the PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary	These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the PLUS than those generated by others, including other dealers in the market, if they attempted to value the PLUS. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your PLUS in the secondary market (if any exists)

market price	at any time. The value of your PLUS at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the PLUS may be influenced by many unpredictable factors” above.

The PLUS will not be listed and secondary trading may be limited	The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. may, but is not obligated to, make a market in the PLUS and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the PLUS, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Since other broker-dealers may not participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity.

The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the PLUS	As calculation agent, MS & Co. will determine the initial share price and the final share price, including whether the share price has decreased to below the initial share price, whether a market disruption event has occurred or any antidilution adjustment is required, and will calculate the amount of cash you will receive at maturity, if any. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the calculation of the final share price. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Terms—Initial Share Price,” “—Final Share Price,” “—Valuation Date,” “—Closing Price,” “—Trading Day,” “—Calculation Agent,” “—Market Disruption Event,” “—Antidilution Adjustments” and “—Alternate Exchange Calculation in Case of an Event of Default.” In addition, MS & Co. has determined the estimated value of the PLUS on the pricing date.

Hedging and trading activity by our affiliates could potentially adversely affect the value of the PLUS	One or more of our affiliates expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to Paramount Stock), including trading in Paramount Stock and in options contracts on Paramount Stock, as well as in other instruments related to Paramount Stock. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade Paramount Stock and other financial instruments related to Paramount Stock on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to pricing date could potentially increase the initial share price and, therefore, could increase the price at or above which Paramount Stock must close on the valuation date so that investors do not suffer a loss on their initial investment in the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the closing price of Paramount Stock on the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

The U.S. federal income tax consequences of an investment in the PLUS are uncertain

Please note that the discussions in this document concerning the U.S. federal income tax consequences of an investment in the PLUS supersede the discussions contained in the accompanying prospectus supplement.

Subject to the discussion under “United States Federal Taxation” in this document, although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP (“our counsel”), under current law, and based on current market conditions, a PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the PLUS, the timing and character of income on the PLUS might differ significantly from the tax treatment described herein. For example, under one possible treatment, the IRS could seek to recharacterize the PLUS as debt instruments. In that event, U.S. Holders (as defined below) would be required to accrue into income original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described herein.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders (as defined below) should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this document and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Relating to the Underlying Shares

We are not affiliated with Paramount	Paramount is not an affiliate of ours and is not involved with this offering in any way. Consequently, we have no ability to control the actions of Paramount, including any corporate actions of the type that would require the calculation agent to adjust the payout to you at maturity. Paramount has no obligation to consider your interests as an investor in the PLUS in taking any corporate actions that might affect the value of your PLUS. None of the money you pay for the PLUS will go to Paramount.

We may engage in business with or involving Paramount without regard to your interests	We or our affiliates may presently or from time to time engage in business with Paramount without regard to your interests, including extending loans to, or making equity investments in, Paramount or its affiliates or subsidiaries or providing advisory services to Paramount, such as merger and acquisition advisory services. In the course of our business, we or our affiliates may acquire non-public information about Paramount. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Paramount Stock. These research reports may or may not recommend that investors buy or hold Paramount Stock.

The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Paramount Stock	MS & Co., as calculation agent, will adjust the adjustment factor for certain events affecting Paramount Stock, such as stock splits, stock dividends and extraordinary dividends, and certain other corporate actions involving Paramount Stock. However, the calculation agent will not make an adjustment for every corporate event or every distribution that could affect Paramount Stock. In addition, no adjustments will be made for regular cash dividends, which are expected to reduce the price of Paramount Stock by the amount of such dividends. If an event occurs that does not require the calculation agent to adjust the adjustment factor, such as a regular cash dividend, the market price of the PLUS and your return on the PLUS may be materially and adversely affected. The determination by the calculation agent to adjust, or not to adjust, the adjustment factor may materially and adversely affect the market price of the PLUS. For example, if the record date for a regular cash dividend were to occur on or shortly before the valuation date, this may decrease the the final share price to be less than the initial share price (resulting in a loss of some or all of your investment in the PLUS), materially and adversely affecting your return.

TERMS

Terms used but not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “PLUS” refers to each Stated Principal Amount of the PLUS due February 1, 2024, Based on the Performance of the Class B Common Stock of Paramount Global (“Paramount Stock”).

Aggregate Principal Amount	$

Pricing Date	July 29, 2022

Original Issue Date (Settlement Date)	August 3, 2022 (3 Business Days after the Pricing Date)

Maturity Date	February 1, 2024, provided that, if due to non-Trading Days, a Market Disruption Event or otherwise, the Final Share Price is determined on a date that is less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following the date on which the Final Share Price has been determined. See “—Valuation Date” below.

Issue Price	$1,000 per PLUS

Stated Principal Amount	$1,000 per PLUS

Denominations	$1,000 and integral multiples thereof

CUSIP Number	61774DV53

ISIN Number	US61774DV535

Specified Currency	U.S. dollars

Payment at Maturity	At maturity, we will pay with respect to each $1,000 Stated Principal Amount of PLUS an amount in cash equal to:

(i)	if the Final Share Price is greater than the Initial Share Price, $1,000 + Leveraged Upside Payment, subject to the Maximum Payment at Maturity;

(ii)	if the Final Share Price is less than or equal to the Initial Share Price,

$1,000 × Share Performance Factor.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to the Depository Trust Company, which we refer to as “DTC,” of the amount of cash, if any, to be delivered with respect to the $1,000 Stated Principal Amount of each PLUS, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the PLUS to the Trustee for delivery to DTC, as holder of the PLUS, on the Maturity Date. We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See Additional Information About the PLUS“—Book Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Leveraged Upside Payment	$1,000 × Leverage Factor × Share Percent Change

Leverage Factor	175%

Maximum Payment at Maturity	At least $1,710 per PLUS (at least 171.00% of the Stated Principal Amount, to be determined on the Pricing Date).

Share Percent Change	A fraction, the numerator of which is the Final Share Price minus the Initial Share Price and the denominator of which is the Initial Share Price, as expressed by the following formula:

Share Percent Change	=	Final Share Price – Initial Share Price
Initial Share Price

Share Performance Factor	A fraction, the numerator of which is the Final Share Price and the denominator of which is the Initial Share Price, as expressed by the following formula:

Share Performance Factor	=	Final Share Price
Initial Share Price

Initial Share Price	$ , which is equal to the Closing Price for one share of Paramount Stock on the Pricing Date.

Closing Price	Subject to the provisions set out under “—Antidilution Adjustments” below, the Closing Price for one share of Paramount Stock (or one unit of any other security for which a Closing Price must be determined) on any Trading Day (as defined below) means:

(i)	if Paramount Stock (or any such other security) is listed on a national securities exchange (other than The Nasdaq Stock Market LLC (the “Nasdaq”)), the last reported sale price, regular way, of the principal trading session on such day on the principal national securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which Paramount Stock (or any such other security) is listed,

(ii)	if Paramount Stock (or any such other security) is a security of the Nasdaq, the official closing price published by the Nasdaq on such day, or

(iii)	if Paramount Stock (or any such other security) is not listed on any national securities exchange but is included in the OTC Bulletin Board Service (the “OTC Bulletin Board”) operated by the Financial Industry Regulatory Authority, Inc. (“FINRA”), the last reported sale price of the principal trading session on the OTC Bulletin Board on such day.

If Paramount Stock (or any such other security) is listed on any national securities exchange but the last reported sale price or the official closing price published by the Nasdaq, as applicable, is not available pursuant to the preceding sentence, then the Closing Price for one share of Paramount Stock (or one unit of any such other security) on any Trading Day will mean the last reported sale price of the principal trading session on the over-the-counter market as reported on the Nasdaq or the OTC Bulletin Board on such day. If a Market Disruption Event (as defined below) occurs with respect to Paramount Stock (or any such other security) or the last reported sale price or the official closing price published by the Nasdaq, as applicable, for Paramount Stock (or any such other security) is not available pursuant to either of the two preceding sentences, then the Closing Price for any Trading Day will be the mean, as determined by the Calculation Agent, of the bid prices for Paramount Stock (or any such other security) for such Trading Day obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of Morgan Stanley & Co. LLC (“MS & Co.”) and its successors or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. If no bid prices are provided from any third-party dealers, the Final Share Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant. The term “OTC Bulletin Board Service” will include any successor service thereto or, if applicable, the OTC Reporting Facility operated by FINRA. See “—Alternate Exchange Calculation in Case of an Event of Default” and “—Antidilution Adjustments” below.

Final Share Price	The Closing Price of one share of Paramount Stock times the Adjustment Factor, each as determined by the Calculation Agent on the Valuation Date.

Adjustment Factor	1.0, subject to adjustment in the event of certain corporate events affecting Paramount Stock. See “—Antidilution Adjustments” below.

Valuation Date	January 29, 2024. If, however, the scheduled Valuation Date is not a Trading Day, the Valuation Date will be postponed to the next Trading Day.

If the scheduled Valuation Date is not a trading day or if there is a market disruption event on such day, the Valuation Date shall be the next succeeding trading day on which there is no market disruption event; provided that if a market disruption event has occurred on each of the five consecutive trading days immediately succeeding such scheduled Valuation Date, then (i) such fifth succeeding trading day shall be deemed to be the relevant Valuation Date notwithstanding the occurrence of a market disruption event on such day and (ii) with respect to any such fifth trading day on which a market disruption event occurs, the Calculation Agent shall determine the final share price on such fifth trading day based on the mean, as determined by the Calculation Agent, of the bid prices for such date obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the Calculation Agent. Bids of MS & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained. If no bid prices are provided from any third-party dealers, the Final Share Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the New York Stock Exchange, the Nasdaq, the Chicago Mercantile Exchange, the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

Trustee	The Bank of New York Mellon, a New York banking corporation

Agent	MS & Co. and its successors

Calculation Agent	MS & Co. and its successors

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per PLUS, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts, if any, paid on the aggregate number of PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Share Price, the Final Share Price, the Share Performance Factor, the Share Percent Change, the Payment at Maturity, whether to make any adjustments to the Adjustment Factor or whether a Market Disruption Event has occurred. See “—Alternate Exchange Calculation in Case of an Event of Default,” “—Market Disruption Event” and “—Antidilution Adjustments.” MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	“Market Disruption Event” means, with respect to Paramount Stock:

(i)   the occurrence or existence of any of:

(a)       a suspension, absence or material limitation of trading of Paramount Stock on the primary market for Paramount Stock for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or

(b)       a breakdown or failure in the price and trade reporting systems of the primary market for Paramount Stock as a result of which the reported trading prices for Paramount Stock during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or

(c)       the suspension, absence or material limitation of trading on the primary market for trading in options contracts related to Paramount Stock, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

(ii)   a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the PLUS.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the primary market, (2) a decision to permanently discontinue trading in the options contract on Paramount Stock will not constitute a Market Disruption Event, (3) a suspension of trading in options contracts on Paramount Stock by the primary securities market trading in such options, if available, by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to Paramount Stock and (4) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to Paramount Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Antidilution Adjustments	The Adjustment Factor will be adjusted as follows:

1. If Paramount Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Adjustment Factor will be adjusted to equal the product of the prior Adjustment Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of Paramount Stock.

2. If Paramount Stock is subject (i) to a stock dividend (issuance of additional shares of Paramount Stock) that is given ratably to all holders of shares of Paramount Stock or (ii) to a distribution of Paramount Stock as a result of the triggering of any provision of the corporate charter of Paramount Global (“Paramount”), then once the dividend has become effective and Paramount Stock is trading ex-dividend, the Adjustment Factor will be adjusted so that the new Adjustment Factor shall equal the prior Adjustment Factor plus the product of (i) the number of shares issued with respect to one share of Paramount Stock and (ii) the prior Adjustment Factor.

3. If Paramount issues rights or warrants to all holders of Paramount Stock to subscribe for or purchase Paramount Stock at an exercise price per share less than the Closing Price of Paramount Stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the PLUS, then the Adjustment Factor will be adjusted to equal the product of the prior Adjustment Factor and a fraction, the numerator of which shall be the number of shares of Paramount Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Paramount Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of Paramount Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of Paramount Stock which the aggregate offering price of the total number of shares of Paramount Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Closing Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Closing Price.

4. There will be no required adjustments to the Adjustment Factor to reflect cash dividends or other distributions paid with respect to Paramount Stock other than distributions described in paragraph 2, paragraph 3 and clauses (i), (iv) and (v) of the first sentence of paragraph 5 and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Paramount Stock will be deemed to be an “Extraordinary Dividend” if such cash dividend or distribution exceeds the immediately preceding non-Extraordinary Dividend for Paramount Stock by an amount equal to at least 10% of the Closing Price of Paramount Stock (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the Trading Day preceding the ex-dividend date (that is, the day on and after which transactions in Paramount Stock on the primary U.S. organized securities exchange or trading system on which Paramount Stock is traded no longer carry the right to receive that cash dividend or that cash distribution) for the payment of such Extraordinary Dividend (such Closing Price, the “Base Closing Price”). Subject to the following sentence, if an Extraordinary Dividend occurs with respect to Paramount Stock, the Adjustment Factor with respect to Paramount Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Adjustment Factor will equal the product of (i) the then current Adjustment Factor and (ii) a fraction, the numerator of which is the Base Closing Price, and the denominator of which is the amount by which the Base Closing Price exceeds the Extraordinary Dividend Amount. If any Extraordinary Dividend Amount is at least 35% of the Base Closing Price, then, instead of adjusting the Adjustment Factor, the amount payable at maturity will be determined as described in paragraph 5 below, and the Extraordinary Dividend will be allocated to Reference Basket Stocks in accordance with the procedures for a Reference Basket Event as described in clause (c)(ii) of paragraph 5 below. The “Extraordinary Dividend Amount” with respect to an Extraordinary Dividend for Paramount Stock will equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Paramount Stock or (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of such Extraordinary Dividend. The value of the non-cash component of an Extraordinary Dividend will be determined on the ex-dividend date for such distribution by the Calculation Agent, whose determination shall be conclusive in the absence of manifest error. A distribution on Paramount Stock described in clause (i), (iv) or (v) of the first sentence of paragraph 5 below shall cause an adjustment to the Adjustment Factor pursuant only to clause (i), (iv) or (v) of the first sentence of paragraph 5, as applicable.

5. Any of the following shall constitute a “Reorganization Event”: (i) Paramount Stock is reclassified or changed, including, without limitation, as a result of the issuance of any tracking stock by Paramount, (ii) Paramount has been subject to any merger, combination or consolidation and is not the surviving entity, (iii) Paramount completes a statutory exchange of securities with another corporation (other than pursuant to clause (ii) above), (iv) Paramount is liquidated, (v) Paramount issues to all of its shareholders equity securities of an issuer other than Paramount (other than in a transaction described in clause (ii), (iii) or (iv) above) (a “Spinoff Stock”) or (vi) Paramount Stock is the subject of a tender or exchange offer or going private transaction on all of the outstanding shares. If any Reorganization Event occurs, in each case as a result of which the holders of Paramount Stock receive any equity security listed on a national securities exchange or traded on Nasdaq (a “Marketable Security”), other securities or other property, assets or cash (collectively, “Exchange Property”), the amount payable at maturity with respect to the stated principal amount of each PLUS following the effective date for such Reorganization Event (or, if applicable, in the case of Spinoff Stock, the ex-dividend date for the distribution of such Spinoff Stock) and any required adjustment to the Adjustment Factor will be determined in accordance with the following:

(a) if Paramount Stock continues to be outstanding, Paramount Stock (if applicable, as reclassified upon the issuance of any tracking stock) at the Adjustment Factor in effect on the third Trading Day prior to the scheduled Maturity Date (taking into account any adjustments for any distributions described under clause (c)(i) below); and

(b) for each Marketable Security received in such Reorganization Event (each a “New Stock”), including the issuance of any tracking stock or Spinoff Stock or the receipt of any stock received in exchange for Paramount Stock, the number of shares of the New Stock received with respect to one share of Paramount Stock multiplied by the Adjustment Factor for Paramount Stock on the Trading Day immediately prior to the effective date of the Reorganization Event (the “New Stock Exchange Ratio”), as adjusted to the third Trading Day prior to the scheduled Maturity Date (taking into account any adjustments for distributions described under clause (c)(i) below); and

(c) for any cash and any other property or securities other than Marketable Securities received in such Reorganization Event (the “Non-Stock Exchange Property”),

(i) if the combined value of the amount of Non-Stock Exchange Property received per share of Paramount Stock, as determined by the Calculation Agent in its sole discretion on the effective date of such Reorganization Event (the “Non-Stock Exchange Property Value”), by holders of Paramount Stock is less than 25% of the Closing Price of Paramount Stock on the Trading Day immediately prior to the effective date of such Reorganization Event, a number of shares of Paramount Stock, if applicable, and of any New Stock received in connection with such Reorganization Event, if applicable, in proportion to the relative Closing Prices of Paramount Stock and any such New Stock, and with an aggregate value equal to the Non-Stock Exchange Property Value multiplied by the Adjustment Factor in effect for Paramount Stock on the Trading Day immediately prior to the effective date of such Reorganization Event, based on such Closing Prices, in each case as determined by the Calculation Agent in its sole discretion on the effective date of such Reorganization Event; and the number of such shares of Paramount Stock or any New Stock determined in accordance with this clause (c)(i) will be added at the time of such adjustment to the Adjustment Factor in subparagraph (a) above and/or the

New Stock Adjustment Factor in subparagraph (b) above, as applicable, or

(ii) if the Non-Stock Exchange Property Value is equal to or exceeds 25% of the Closing Price of Paramount Stock on the Trading Day immediately prior to the effective date of the Reorganization Event or, if Paramount Stock is surrendered exclusively for Non-Stock Exchange Property (in each case, a “Reference Basket Event”), an initially equal-dollar weighted basket of three Reference Basket Stocks (as defined below) with an aggregate value on the effective date of such Reorganization Event equal to the Non-Stock Exchange Property Value multiplied by the Adjustment Factor in effect for Paramount Stock on the Trading Day immediately prior to the effective date of such Reorganization Event. The “Reference Basket Stocks” will be the three stocks with the largest market capitalization among the stocks that then constitute the S&P 500® Index (or, if publication of such index is discontinued, any successor or substitute index selected by the Calculation Agent in its sole discretion) with the same primary Standard Industrial Classification Code (“SIC Code”) as Paramount; provided, however, that a Reference Basket Stock will not include any stock that is subject to a trading restriction under the trading restriction policies of Morgan Stanley or any of its affiliates that would materially limit the ability of Morgan Stanley or any of its affiliates to hedge the PLUS with respect to such stock (a “Hedging Restriction”); provided further that if three Reference Basket Stocks cannot be identified from the S&P 500® Index by primary SIC Code for which a Hedging Restriction does not exist, the remaining Reference Basket Stock(s) will be selected by the Calculation Agent from the largest market capitalization stock(s) within the same Division and Major Group classification (as defined by the Office of Management and Budget) as the primary SIC Code for Paramount Each Reference Basket Stock will be assigned a Basket Stock Adjustment Factor equal to the number of shares of such Reference Basket Stock with a Closing Price on the effective date of such Reorganization Event equal to the product of (a) the Non-Stock Exchange Property Value, (b) the Adjustment Factor in effect for Paramount Stock on the Trading Day immediately prior to the effective date of such Reorganization Event and (c) 0.3333333.

Following the allocation of any Extraordinary Dividend to Reference Basket Stocks pursuant to paragraph 4 above or any Reorganization Event described in this paragraph 5, the Final Share Price used to calculate the amount payable at maturity with respect to the Stated Principal Amount of each PLUS will be the sum of:

(x) if applicable, the Closing Price of Paramount Stock times the Adjustment Factor then in effect; and

(y) if applicable, for each New Stock, the Closing Price of such New Stock times the New Stock Adjustment Factor then in effect for such New Stock; and

(z) if applicable, for each Reference Basket Stock, the Closing Price for such Reference Basket Stock times the Basket Stock Adjustment Factor then in effect for such Reference Basket Stock.

In each case, the applicable Adjustment Factor (including for this purpose, any New Stock Adjustment Factor or Basket Stock Adjustment Factor) will be determined by the Calculation Agent on the Valuation Date.

For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

Following the allocation of any Extraordinary Dividend to Reference Basket Stocks pursuant to paragraph 4 above or the occurrence of any Reorganization Event referred to in paragraph 5 above, (i) references to “Paramount Stock” under “—Closing Price” and “—Market Disruption Event” shall be deemed to also refer to any New Stock or Reference Basket Stock, and (ii) all other references in this pricing supplement to “Paramount Stock” shall be deemed to refer to the Exchange Property upon whose value the Payment at Maturity is thereafter based and references to a “share” or “shares” of Paramount Stock shall be deemed to refer to the applicable unit or units of such Exchange Property, including any New Stock or Reference Basket Stock, unless the context otherwise requires. The New Stock Adjustment Factor(s) or Basket Stock Adjustment Factors resulting from any Reorganization Event described in paragraph 5 above or similar adjustment under paragraph 4 above shall be subject to the adjustments set forth in paragraphs 1 through 5 hereof.

If a Reference Basket Event occurs, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the occurrence of such Reference Basket Event and of the three Reference Basket Stocks selected as promptly as possible and in no event later than five Business Days after the date of the Reference Basket Event.

No adjustment to any Adjustment Factor (including for this purpose, any New Stock Adjustment Factor or Basket Stock Adjustment Factor) will be required unless such adjustment would require a change of at least 0.1% in the Adjustment Factor then in effect. Adjustments to the Adjustment Factors will be made up to the close of business on the Valuation Date.

No adjustments to the Adjustment Factor or method of calculating the Adjustment Factor will be required other than those specified above. The adjustments specified above do not cover all events that could affect the Closing Price of Paramount Stock, including, without limitation, a partial tender or exchange offer for Paramount Stock.

The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Adjustment Factor, any New Stock Adjustment Factor or Basket Stock Adjustment Factor or method of calculating the Exchange Property Value and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraphs 1 through 5 above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.

The Calculation Agent will provide information as to any adjustments to the Adjustment Factor, or to the method of calculating the amount payable at maturity of the PLUS made pursuant to paragraph 5 above, upon written request by any investor in the PLUS.

Alternate Exchange Calculation
in Case of an Event of Default	If an Event of Default with respect to the PLUS will have occurred and be continuing, the amount declared due and payable upon any acceleration of the PLUS (the “Acceleration Amount”) will be an amount, determined by the Calculation Agent in its sole discretion, that is equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the PLUS as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the PLUS. That cost will equal:

•	the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the PLUS in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for the PLUS, which we describe below, the holders of the PLUS and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Acceleration Amount.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to MSFL or Morgan Stanley, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the Acceleration Amount.

If the maturity of the PLUS is accelerated because of an Event of Default as described above, we will, or will cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due, if any, with respect to the PLUS as promptly as possible and in no event later than two Business Days after the date of such acceleration.

Default Quotation Period

The Default Quotation Period is the period beginning on the day the Acceleration Amount first becomes due and ending on the third Business Day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

In any event, if the Default Quotation Period and the subsequent two Business Day objection period have not ended before the Valuation Date, then the Acceleration Amount will equal the principal amount of the PLUS.

Qualified Financial Institutions

For the purpose of determining the Acceleration Amount at any time, a Qualified Financial Institution must be a financial institution organized under the laws of any jurisdiction in the United States or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-2 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-2 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

ADDITIONAL INFORMATION ABOUT THE PLUS

Interest Rate	None

Book Entry Note or Certificated Note	Book Entry. The PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the PLUS. Your beneficial interest in the PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the PLUS, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Paramount Stock; Public Information	Paramount Global (formerly known as ViacomCBS Inc.) is a global media and entertainment company. On February 16, 2022, Paramount Global changed its name from ViacomCBS Inc. and its class B common stock began trading under the ticker symbol “PARA.” Paramount Stock is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “Commission”). Information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission. The address of the Commission’s website is.www.sec.gov. Information provided to or filed with the Commission by Paramount Global pursuant to the Exchange Act can be located by reference to Commission file number 001-09553. In addition, information regarding Paramount Global may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the PLUS offered hereby and does not relate to Paramount Stock or other securities of Paramount. We have derived all disclosures contained in this pricing supplement regarding Paramount from the publicly available documents described in the preceding paragraph. In connection with the offering of the PLUS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Paramount in connection with the offering of the PLUS. Neither we nor the Agent makes any representation that such publicly available documents are or any other publicly available information regarding Paramount is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Paramount Stock (and therefore the price of Paramount Stock at the time we price the PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Paramount could affect the value received at maturity with respect to the PLUS and therefore the value of the PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of Paramount Stock.

We and/or our affiliates may presently or from time to time engage in business with Paramount, including extending loans to, or making equity investments in, Paramount or providing advisory services to Paramount, including merger and acquisition advisory services. In the course of such business, we and/or our affiliates may acquire non-public information with respect to Paramount, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to Paramount, and the reports may or may not recommend that investors buy or hold Paramount Stock. As a prospective purchaser of the PLUS, you should undertake an independent investigation of Paramount as in your judgment is appropriate to make an informed decision with respect to an investment linked to Paramount Stock.

Historical Information	The following table sets forth the published high and low Closing Prices, as well as end-of-quarter Closing Prices, of Paramount Stock for each quarter in the period from December 5, 2019 through July 27, 2022. Paramount Stock began trading on December 5, 2019 and therefore has limited historical performance. The Closing Price of Paramount Stock on July 27, 2022 was $24.53. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical prices of Paramount Stock should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of Paramount Stock on the Valuation Date. The price of Paramount Stock may decrease below the Initial Share Price so that you will receive a Payment at Maturity that is less than the stated principal amount of the PLUS. In addition, you will not benefit from any increase in the Final Share Price above at least approximately 140.571% of the Initial Share Price because of the Maximum Payment at Maturity. Because your return is linked to the price of Paramount Stock on the Valuation Date, there is no guaranteed return of any of the principal.

If the Final Share Price is less than the Initial Share Price, you will lose some or all of your investment.

Paramount Global

Historical High, Low and Period End Closing Prices

December 5, 2019 through July 27, 2022

	High ($)	Low ($)	Period End ($)
2019
Fourth Quarter (from December 5, 2019)	42.66	37.29	41.97
2020
First Quarter	42.13	11.28	14.01
Second Quarter	28.51	12.43	23.32
Third Quarter	30.68	22.10	28.01
Fourth Quarter	37.26	27.13	37.26
2021
First Quarter	100.34	36.60	45.10
Second Quarter	46.00	37.92	45.20
Third Quarter	44.95	38.47	39.51
Fourth Quarter	39.90	28.68	30.18
2022
First Quarter	38.48	27.85	37.81
Second Quarter	37.72	24.25	24.68
Third Quarter (through July 27, 2022)	26.02	24.12	24.53

The following graph shows the daily Closing Prices of Paramount Stock from December 5, 2019 through July 27, 2022. Paramount Stock began trading on December 5, 2019 and therefore has limited historical performance. The historical Closing Prices of Paramount Stock may have been adjusted for stock splits and other corporate events. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. The historical Closing Prices of Paramount Stock should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of Paramount Stock on the Valuation Date.

Historical Daily Closing Prices of Paramount Stock

December 5, 2019 through July 27, 2022

Use of Proceeds and Hedging	The proceeds from the sale of the PLUS will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per PLUS issued, because, when we enter into hedging transactions in order to meet our obligations under the PLUS, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the PLUS borne by you and described beginning on page PS-2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the PLUS. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we expect to hedge our anticipated exposure in connection with the PLUS by taking positions in Paramount Stock or in options contracts on Paramount Stock that are listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could potentially increase the Initial Share Price of Paramount Stock, and therefore could increase the price at or above which Paramount Stock must close so that you do not suffer a loss on your initial investment in the PLUS. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the PLUS by purchasing and selling Paramount Stock, futures or options contracts on Paramount Stock that are listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Valuation Date. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. We cannot give any assurance that our hedging activities will not affect the value of Paramount Stock and, therefore, adversely affect the value of the PLUS or the payment you will receive at maturity, if any.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest	Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $ for each PLUS they sell.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the PLUS. When MS & Co. prices this offering of PLUS, it will determine the economic terms of the PLUS, including the Maximum Payment at Maturity, such that for each PLUS the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the PLUS. Specifically, the Agent may sell more PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the PLUS for its own account. The Agent must close out any naked short position by purchasing the PLUS in the open market after the offering. A naked short position in the PLUS is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the PLUS in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, the PLUS in the open market to stabilize the price of the PLUS. Any of these activities may raise or maintain the market price of the PLUS above independent market prices or prevent or retard a decline in the market price of the PLUS. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction in connection with this offering of the PLUS. See “—Use of Proceeds and Hedging” above.

United States Federal Taxation	Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this document and is superseded by the following discussion.

The following is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the

PLUS. This discussion applies only to investors in the PLUS who:

•	purchase the PLUS in the original offering; and

•	hold the PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities or commodities;

•	investors holding the PLUS as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts; or

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the PLUS, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the PLUS or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the PLUS to you.

In addition, we will not attempt to ascertain whether the issuer of the shares to which a PLUS relates (such shares hereafter referred to as “Underlying Shares”) is treated as a “U.S. real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. If the issuer of the Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder (as defined below) upon the sale, exchange or settlement of the PLUS. You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuer of the Underlying Shares and consult your tax adviser regarding the possible consequences to you if the issuer is or becomes a USRPHC.

As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any alternative minimum tax consequences or consequences resulting from the Medicare tax on investment income.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this document, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the PLUS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS due to the lack of governing authority, in the opinion of our counsel, under current law, and based on current market conditions, a PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. However, our counsel’s opinion is based on market conditions as of the date of this document and is subject to confirmation on the pricing date.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the PLUS or instruments that are similar to the PLUS for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS (including possible alternative treatments of the PLUS). Unless otherwise stated, the following discussion is based on the treatment of the PLUS as described in the previous paragraph.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the PLUS

Assuming the treatment of the PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement. A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the PLUS should equal the amount paid by the U.S. Holder to acquire the PLUS.

Sale, Exchange or Settlement of the PLUS. Upon a sale, exchange or settlement of the PLUS, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the PLUS sold, exchanged or settled. Any gain or loss recognized upon the sale, exchange or settlement of the PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the PLUS

Due to the absence of authorities that directly address the proper tax treatment of the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning the PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations applied to the PLUS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount on the PLUS every year at a “comparable yield” determined at the time of their issuance, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the PLUS. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the PLUS would generally be treated as ordinary income, and any loss realized would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and as capital loss thereafter.

Other alternative federal income tax treatments of the PLUS are also possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the PLUS. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the payment on the PLUS at maturity and the payment of proceeds from a sale, exchange or other disposition of the PLUS, unless a

U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with the payment on the PLUS and the payment of proceeds from a sale, exchange or other disposition of the PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

•	a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or

•	a holder for whom income or gain in respect of the PLUS is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS.

Tax Treatment upon Sale, Exchange or Settlement of the PLUS

In general. Assuming the treatment of the PLUS as set forth above is respected, and subject to the discussions below concerning backup withholding and the possible application of Section 871(m) of the Code and the discussion above concerning the possible application of

Section 897 of the Code, a Non-U.S. Holder of the PLUS generally will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Subject to the discussions regarding the possible application of Sections 871(m) and 897 of the Code and FATCA, if all or any portion of a PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the PLUS would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of Morgan Stanley stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PLUS (or a financial institution holding a PLUS on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form) on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the PLUS should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the PLUS, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on any payment made with respect to the PLUS to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussions below regarding Section 871(m) and FATCA). However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the PLUS to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including the possible implications of the notice referred to above.

Section 871(m) Withholding Tax on Dividend Equivalents

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2023 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the PLUS and current market conditions, we expect that the PLUS will not have a delta of one with respect to any Underlying Security on the pricing date. However, we will provide an updated determination in the final pricing supplement. Assuming that the PLUS do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the PLUS should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If Section 871(m) withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the PLUS.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the PLUS may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the PLUS at maturity as well as in connection with the payment of proceeds from a sale, exchange or other disposition of the PLUS. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the PLUS – Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. FATCA generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income (“FDAP income”). If the PLUS were recharacterized as debt instruments, FATCA would apply to any payment of amounts treated as interest and to payments of gross proceeds of the disposition

(including upon retirement) of the PLUS. However, under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds (other than amounts treated as FDAP income). If withholding were to apply to the PLUS, we would not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the PLUS.

The discussion in the preceding paragraphs under “United States Federal Taxation,” insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of an investment in the PLUS.